Exhibit 99.1

MediWound Reports Fourth Quarter and Full Year 2025 Financial Results

EscharEx® Phase III VALUE trial advancing as planned

Expanded NexoBrid® manufacturing facility operational; regulatory approvals expected in 2026

$17 million revenue in 2025; $54 million in cash at year-end; 2026–2028 revenue guidance reaffirmed

Conference Call Today, March 5, 2026, at 8:30 a.m. Eastern Time

YAVNE, Israel, March 5, 2026 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the fourth quarter and full year ended December 31, 2025.

“We entered 2026 with two strategic growth drivers,” said Ofer Gonen, Chief Executive Officer of MediWound. “Our Phase III VALUE trial of EscharEx continues to progress as planned, with key clinical milestones, including interim assessment and enrollment completion, anticipated by year-end. In parallel, our expanded NexoBrid manufacturing facility is now operational, positioning us to support global demand following regulatory approvals. With these value-creating catalysts, a strong balance sheet, and an experienced team, MediWound is now well-positioned to advance into a new phase of scale and commercial readiness.”

Fourth Quarter 2025 Highlights, Recent Developments, and Upcoming Milestones

EscharEx®

•
Enrollment continues in the global Phase III VALUE study in venous leg ulcers (VLUs), targeting 216 patients across approximately 40 sites in the U.S. and Europe, the majority of which are active and enrolling patients. The pre-specified interim sample size assessment and enrollment completion are expected by year-end 2026.

•
The EscharEx clinical program is expanding into two additional indications. A Phase II study in diabetic foot ulcers (DFUs) and an investigator-initiated trial (IIT) in pressure ulcers (PUs) are planned for the second half of 2026.

•
B. Braun joined the EscharEx clinical development program through a research collaboration agreement, alongside existing collaborations with Coloplast/Kerecis, Convatec, Essity, Mölnlycke, Solventum, and MIMEDX.

NexoBrid®

•	U.S. adoption continues to expand, with Vericel reporting broad utilization across more than 70 burn centers, representing the majority of its approximately 90 target accounts.

•
The expanded NexoBrid manufacturing facility is now operational, increasing production capacity sixfold to support anticipated global demand. Commercial supply from the facility remains subject to regulatory approvals expected in 2026.

Fourth Quarter 2025 Financial Highlights

•
Revenue for the fourth quarter was $1.9 million, compared to $5.8 million in the fourth quarter of 2024. The decrease was primarily due to lower development services revenue, mainly attributable to the U.S. government shutdown, which delayed budget approvals and the initiation of new contractual agreements.

•	Gross profit was $0.3 million, representing a gross margin of 14.9%, compared to $0.9 million and a gross margin of 15.5% in the fourth quarter of 2024.

•	Research and development expenses were $4.5 million, compared to $3.0 million in the fourth quarter of 2024, primarily due to costs associated with the EscharEx VALUE Phase III trial.

•	Selling, general and administrative expenses totaled $3.6 million, compared to $4.0 million in the prior-year quarter, mainly reflecting a decrease in marketing and share-based compensation expenses.

•	Operating loss was $7.8 million, compared to $6.1 million in the fourth quarter of 2024.

•
Net loss was $7.2 million, or $0.56 per share, compared to a net loss of $3.9 million, or $0.36 per share, in the fourth quarter of 2024. The increase was primarily attributable to lower non-cash financial income from the revaluation of warrants.

•	Non-GAAP Adjusted EBITDA loss was $6.5 million, compared to a loss of $4.9 million in the same period last year.

Full Year 2025 Financial Highlights

•
Revenue for 2025 totaled $17.0 million, compared to $20.2 million in 2024. The decrease was primarily attributable to the U.S. government shutdown, which delayed budget approvals and the initiation of new contractual agreements, as well as lower product sales to Vericel.

•
Gross profit for the year was $3.3 million, representing a gross margin of 19.2%, compared to $2.6 million and a gross margin of 13.0% in 2024. The increase primarily reflects a favorable change in revenue mix.

•	Research and development expenses increased to $14.3 million from $8.9 million in 2024, primarily due to costs associated with the EscharEx VALUE Phase III trial.

•	Selling, general and administrative expenses were $14.2 million, compared to $13.1 million in 2024, mainly reflecting higher Marketing Authorization Holder (MAH) expenses.

•	Operating loss was $25.3 million, compared to $19.4 million in 2024.

•
Net loss for 2025 was $23.9 million, or $2.10 per share, compared to $30.2 million, or $3.03 per share, in 2024. The reduction in net loss was primarily driven by $2.2 million of non-cash financial income from the revaluation of warrants in 2025, compared to $10.7 million of non-cash financial expense from the revaluation of warrants in 2024.

•	Non-GAAP Adjusted EBITDA loss was $20.3 million, compared to a loss of $14.8 million in 2024.

2026–2028 Outlook

•
The Company reaffirms its revenue guidance of $24–26 million for 2026, $32–35 million for 2027, and $50–55 million for 2028. Guidance assumes continued support from BARDA and the U.S. Department of War. The 2028 outlook includes a potential initial contribution from EscharEx, subject to regulatory approval.

Balance Sheet Highlights

•	As of December 31, 2025, cash, cash equivalents and deposits totaled $53.6 million, compared to $43.6 million as of December 31, 2024.

•	During 2025, the Company used $21.4 million in cash to fund operating activities.

•	In 2025, the Company strengthened its balance sheet through a $30.0 million registered direct offering and $3.5 million in proceeds from Series A warrant exercises.

Conference Call and Webcast

MediWound management will host a conference call for investors on Thursday, March 5, 2026, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may join the conference call by dialing 1-844-676-8833 (in the U.S.), 1-80-921-2373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of the Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with potential to become a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our contracts with governmental agencies; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 5, 2026 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

MediWound, Ltd.

Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	Dec 31,
	2025	2024
CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	53,140	43,161
Trade and other receivable, net	2,731	6,310
Inventories	4,093	2,692
Total current assets	59,964	52,163
NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposit	467	439
Property, plant and equipment	18,640	14,132
Right of use assets	7,151	6,663
Intangible assets	33	99
Total non-current assets	26,291	21,333

Total assets	86,255	73,496

CURRENT LIABILITIES:
Current maturities of long-term liabilities	870	612
Warrants	12,659	17,092
Trade payables and accrued expenses	7,648	5,281
Other payables	4,531	3,556
Total current liabilities	25,708	26,541
NON-CURRENT LIABILITIES:
Grants received in advance	-	736
Liabilities in respect of IIA grants	8,291	8,149
Lease liabilities	8,152	6,513
Severance pay liability, net	472	404
Total non-current liabilities	16,915	15,802

Total liabilities	42,623	42,343
Shareholders' equity*	43,632	31,153

Total liabilities & equity	86,255	73,496

*Shareholders' equity: Issued and Outstanding Ordinary shares of NIS 0.07 par value: 12,835,185 as of December 31, 2025 and 10,793,057  as of December 31, 2024

MediWound, Ltd.

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2025	2024	2025	2024
Total Revenues	16,959	20,222	1,867	5,840
Cost of revenues	13,705	17,588	1,589	4,937
Gross profit	3,254	2,634	278	903

Research and development	14,320	8,878	4,478	2,986
Selling and Marketing	5,765	4,936	1,380	1,470
General and administrative	8,448	8,202	2,237	2,530
Other (Income) expenses	(13)	18	(17)	18
Operating loss	(25,266)	(19,400)	(7,800)	(6,101)

Finance income (expenses), net	1,556	(10,763)	690	2,211
Taxes on income	(169)	(61)	(73)	(18)
Net loss	(23,879)	(30,224)	(7,183)	(3,908)
Foreign currency translation adjustments	(21)	7	(2)	4
Total comprehensive loss	(23,900)	(30,217)	(7,185)	(3,904)

Basic and diluted net loss per share	(2.10)	(3.03)	(0.56)	(0.36)

Number of shares used in calculating basic and diluted loss per share	11,376,571	9,959,723	12,825,516	10,790,959

MediWound, Ltd.

Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2025	2024	2025	2024
	Audited		Unaudited
Cash Flows from Operating Activities:
Net Loss	(23,879)	(30,224)	(7,183)	(3,908)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	1,860	1,483	690	397
Share-based compensation	3,108	3,138	662	822
Revaluation of warrants accounted at fair value	(2,158)	10,704	(320)	(1,964)
Revaluation of liabilities in respect of IIA grants	380	752	(324)	41
Revaluation of liabilities in respect of TEVA	-	770	-	-
Financing income and exchange differences of lease liability	1,725	487	439	249
Increase (decrease) in severance liability, net	31	(30)	(21)	16
Other income	(13)	18	(17)	18
Financial income, net	(1,891)	(2,039)	(550)	(553)
Unrealized foreign currency loss (gain)	(51)	47	(17)	(27)
	2,991	15,330	542	(1,001)
Changes in assets and liability items:
Decrease (increase) in trade receivables	3,211	(1,141)	2,753	(1,426)
Decrease (increase) in inventories	(1,363)	187	350	348
Decrease in other receivables	1,665	120	1,904	403
Increase in trade payables and accrued expenses	2,350	406	(59)	2,354
Increase in grants received in advance	-	1,181	-	1,181
Increase (decrease) in other payables	(1,096)	517	(1,323)	412
	4,767	1,270	3,625	3,272
Net cash used in operating activities	(16,121)	(13,624)	(3,016)	(1,637)

MediWound, Ltd.

Condensed Consolidated Statements of Cash Flows
 U.S. dollars in thousands

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2025	2024	2025	2024
	Audited		Unaudited
Cash Flows from Investing Activities:
Purchase of property and equipment	(5,505)	(6,273)	(2,452)	(806)
Interest received	1,591	2,252	182	664
Proceeds from (Investment in) short term bank deposits, net	(14,036)	(4,376)	(21,621)	4,970
Net cash provided by (used in) investing activities	(17,950)	(8,397)	(23,891)	4,828

Cash Flows from Financing Activities:
Repayment of lease liabilities	(1,212)	(928)	(345)	(242)
Proceeds from exercise of warrants and share options	3,630	1,210	6	-
Proceeds from issuance of shares	27,416	22,165	(753)	(271)
Repayments of IIA grants	(214)	(219)	-	-
Repayment of liabilities in respect of TEVA	-	(2,834)	-	-
Net cash provided by (used in) financing activities	29,620	19,394	(1,092)	(513)

Exchange rate differences on cash and cash equivalent balances	95	(84)	61	2
Increase (decrease) in cash and cash equivalents	(4,356)	(2,711)	(27,938)	2,680
Balance of cash and cash equivalents at the beginning of the period	9,155	11,866	32,737	6,475
Balance of cash and cash equivalents at the end of the period	4,799	9,155	4,799	9,155

MediWound, Ltd.

Adjusted EBITDA
U.S. dollars in thousands

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2025	2024	2025	2024
Net loss	(23,879)	(30,224)	(7,183)	(3,908)
Adjustments:
Financial income (expenses), net	1,556	(10,763)	690	2,211
Other income (expenses), net	13	(18)	17	(18)
Taxes on income	(169)	(61)	(73)	(18)
Depreciation and amortization	(1,860)	(1,483)	(690)	(397)
Share-based compensation expenses	(3,108)	(3,138)	(662)	(822)
Total adjustments	(3,568)	(15,463)	(718)	956
Adjusted EBITDA	(20,311)	(14,761)	(6,465)	(4,864)